Exhibit 1

Media Relations Erlinda Lizardo +632 8849 3600 erlinda.lizardo@cemex.com	Investor Relations Pierre Co +632 8849 3600 pierre.co@cemex.com

CHP REPORTS SECOND QUARTER 2021 RESULTS

MANILA, PHILIPPINES. JULY 30, 2021 – CEMEX HOLDINGS PHILIPPINES, INC. (“CHP”) (PSE: CHP), announced today that its consolidated net sales increased by 13%, reaching PHP 10.9 billion during the first six months of 2021, versus the comparable period in 2020. Sales increased by 43% year-over-year in the second quarter, amounting to PHP 5.7 billion, reflecting a low comparable base resulting from strict government lockdown last year.

CHP’s domestic cement volumes increased by 16% during the first six months of 2021 versus the same period of last year. For the second quarter, domestic cement volumes increased by 45% year-over-year, supported by a low base effect.

CHP’s domestic cement prices during the first six months of 2021 were 4% lower year-over-year. Net of freight charges, CHP’s domestic cement prices during the first half of the year decreased by 1% year-over-year mainly due to competitive market dynamics and the impact of COVID-19 on business activity.

CHP’s Operating EBITDA for the first six months of 2021 was PHP 2.3 billion, an increase of 26% versus the same period in 2020, mainly due to higher volume.

Operating EBITDA margin was 21% for the first six months of 2021, compared with 19% in the same period of last year.

For the second half of 2021, CHP expects its performance to be affected by seasonality factors resulting from the rainy season, competitive market dynamics, and inflationary cost pressures, while the threat of COVID-19 remains. The government’s public infrastructure spending program should be a key driver of economic activity for the rest of the year.

Net income for CHP was PHP 804 million for the first six months of 2021, versus PHP 135 million for the first half of last year, mainly due to higher operating earnings.

Ignacio Mijares, President and CEO of CHP, said: “Despite the positive developments we have seen during the first six months, we recognize that there will be headwinds during the second half of the year. I am confident in our ability to face these challenges through the commitment, teamwork, and proven resilience of our employees.”

Regarding CHP’s Solid Cement New Line, the works on the different superstructures of the new line and installation of various equipment remained ongoing throughout the second quarter, following strict health and safety protocols during the current COVID-19 pandemic.

CHP now expects the construction of the Solid Cement New Line to be completed in June 2022.

CHP, a listed company at the Philippine Stock Exchange, is one of the leading cement producers in the Philippines, based on annual installed capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines with well-established brands, such as “APO,” “Island,” and “Rizal,” all having a multi-decade history in the country. For more information please visit: www.cemexholdingsphilippines.com

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain, and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange. For more information please visit: www.cemex.com

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

# # #

This press release may contain forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

2